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                                  [ASTA LOGO]



                               Asta Funding, Inc.
                               1997 Annual Report



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To Our Shareholders:

The entire automotive financing industry, and especially the sub-prime sector, faced a difficult year in 1997, leading to a select group of companies entirely exiting the industry.

Asta, however, was an exception. Although we did not accomplish a record year, due to our firm commitment to the industry and key milestones we achieved, the Company was able to make progress and maintain its competitive edge. It was important for us to resolve as many issues as we could in response to the new realities imposed on the sub-prime sector, and we did.

The auto finance sector in which we compete is still large and highly fragmented and offers attractive opportunities which are driving strong growth in our industry. Used care demand is being positively influenced by better product quality and availability coupled with the inability of many consumers to afford a new car.

For the fiscal year ended September 30, 1997, Asta incurred a net loss of $356,314 or $0.09 per share, an improvement over $858,243 or $.25 per share loss for the prior year, 1997 revenue was $5,505,669 compared to $7,067,746 for the prior year. Annual results for 1996 include a non-recurring charge of $2,937,500 or $.88 per share related to the release of escrow shares.

During 1997, we completed the sale of $21 million in sub-prime automobile financing contracts in the form of asset backed securities. Also, in 1997, we expanded our network of dealers to include over 650 dealers.

Key to our success and an integral part of our growth strategy in 1998 is - (1) strict adherence to underwriting guidelines and collection policies, (2) continue to provide the best possible service to our customers, (3) actively utilize our marketing force to increase our client base and, (4) to increase our financing capabilities through affiliations with major financial institutions.

We believe that the efforts we made in 1997 and those we continue to forge ahead within 1998 position the Company for future growth and profitability.

Our thanks and appreciation for an excellent job done in a difficult year go to our loyal employees, the sales and marketing personnel who spare no efforts in bringing our name and reputation to so many new customers, and the support teams who keep our customers satisfied. We believe that their efforts in 1997 will come to fruition in 1998.

Most importantly, the support of our shareholders is our most valuable asset. Although we are certain further challenges await us, we believe that the opportunities that lie ahead will garner increased value.


Sincerely,



Gary Stern
President & CEO

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                        DIRECTORS AND EXECUTIVE OFFICERS

         The following is a list of the directors and executive officers of Asta Funding, Inc. (the "Company"):

         Arthur Stern has been a Director and has served as Chairman of the Board of Directors of the Company since the Company's inception in 1994. Since 1963, Mr. Stern has been Chairman of the Board of Asta Group, Incorporated ("Group"), a consumer finance company, which is a majority stockholder of the Company. Mr. Stern served as President of Group from 1963 to March 1996.

         Gary Stern has been a Director and the President of the Company since the Company's inception in July 1994. Mr. Stern has been Vice President, Secretary, Treasurer and a director of Group since 1980 and held other positions with Group prior thereto.

         Mitchell Herman has been a Director of the Company since September 1995. He has been the Chief Financial Officer of the Company since the Company's inception in July 1994 and the Chief Financial Officer of Group since May 1994. Mr. Herman is a certified public accountant.

         Martin D. Fife has been a Director of the Company since September 1995. Since November 1992, he has been Chairman of the Board of Directors and Chief Executive Officer of Skysat Communications Network Corporation, a public company engaged in research and development relating to, and production of, unmanned aircraft systems for applications in the telecommunications industry. Since 1988, Mr. Fife has been a director of Projectavision, Inc., a public company engaged in the development of solid state projection television and related video display technology. Since November 1996, he has been Chairman of the Board of Directors of Magar Inc., a company specializing in the marketing of financial products and the development of early-stage companies.

         Herman Badillo has been a Director of the Company since September 1995. He has been a member of Fischbein Badillo Wagner & Harding, a law firm located in New York City, for more than five years. Since April 1994, he has been Special Counsel to the Mayor of New York City for Fiscal Oversight of Education and since July 1994, he has been a member of the Mayor's Advisory Committee on the Judiciary.

         General Buster Glosson (Ret.) has been a Director of the Company since September 1995. He has been President of Eagle Limited, a venture capital and consulting firm, since September 1994. He served as an officer in the United States Air Force from 1965 until he retired in September 1994.

         Edward Celano has been a Director of the Company since September 1995. Mr. Celano has been an Executive Vice President of Atlantic Bank since May 1, 1996.